September 26, 2012

Mr. H. Roger Schwall
Ms. Alexandra M. Ledbetter
Mr. Norman von Holtzendorff
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549
U.S.A.

Re:	CNOOC Limited Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 20, 2012 Comment Letter Dated September 19, 2012 File No. 1-14966

Dear Mr. Schwall, Ms. Ledbetter and Mr. von Holtzendorff:

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated September 19, 2012 with respect to the Form 20-F for the fiscal year ended December 31, 2011 of CNOOC Limited (the “Company”), which was filed on April 20, 2012 (the “2011 20-F”).  The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Operating and Financial Review and Prospectus, page 57

Trend Information, page 74

1.
Please refer to the following statement on page 75: “Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends that are likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.” Please revise your reference to trend information “elsewhere in [your] annual report” to add specific cross references to disclosure you wish to highlight. You are required to identify and discuss all known trends. See Item 5.D of Form 20-F.

Mr. H. Roger Schwall
Ms. Alexandra M. Ledbetter
Mr. Norman von Holtzendorff

The Company notes the Staff’s comments on the 2011 20-F. The Company respectfully advises the Staff that the trend information disclosed elsewhere in the 2011 20-F includes the following:

•	Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Our future prospects largely depend on our capital expenditures, which are subject to various risks;

•
Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Our business performance relies heavily on our sales to large domestic customers and a substantial drop in such sales could have a material adverse effect on our results of operations;

•	Item 4—Information on the Company—Business Overview—Business Strategy;

•	Item 4—Information on the Company—Business Overview—Exploration, Development and Production—Exploration;

•	Item 4—Information on the Company—Business Overview—Exploration, Development and Production—Engineering Construction, Development and Production;

•	Item 4—Information on the Company—Business Overview—Exploration, Development and Production—Overseas Development;

•	Item 4—Information on the Company—Business Overview—Competition;

•	Item 5—Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations; and

•	Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.

The Company will further clarify the trend information in the last paragraph in the section entitled “Item 5—Operating and Financial Review and Prospects—Trend Information” in the Form 20-F for the fiscal year ending December 31, 2012 of the Company by adding specific cross references to disclosure that are included elsewhere in such annual report as follows (in italics):

Mr. H. Roger Schwall
Ms. Alexandra M. Ledbetter
Mr. Norman von Holtzendorff

“Other than as disclosed above and elsewhere in this annual report as follows, we are not aware of any trends that are likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions: [list of cross references to the trend disclosure elsewhere in the Form 20-F for the fiscal year ending December 31, 2012 of the Company].”

In providing the above responses, and in response to the SEC’s request, we hereby acknowledge that:

•	CNOOC Limited is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CNOOC Limited may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Should you have any questions regarding the foregoing or require additional information, please do not hesitate to contact me at fax number (86-10) 8452-1441 or email address zhonghua@cnooc.com.cn or Li He of Davis Polk & Wardwell LLP at telephone number (86-10) 8567-5005 or email address li.he@davispolk.com.  Thank you very much for your assistance.

Sincerely,

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Chief Financial Officer

cc:	Li He, Davis Polk & Wardwell LLP